Exhibit 99.1

For Immediate Release

February 1, 2005

DRAXIS to Report Fourth Quarter and 2004 Results on February 10th

MISSISSAUGA, Ontario – February 1, 2005 – DRAXIS Health Inc. (TSX: DAX) (Nasdaq: DRAX) will report financial and operating results for its Fourth Quarter and 2004 on Thursday February 10, 2005.  Senior management will host a conference call and live audio webcast at 10:00 a.m. ET to discuss the results and recent activities.

Details of the conference call and webcast are as follows:

Date / time	Thursday February 10, 2005 at 10:00 a.m. (ET)

Conference call dial-in number and access code	1 (888) 202-2422 ACCESS CODE 6864286

Audio webcast	Access the live call on the DRAXIS web site at www.draxis.com The call will be archived on the web site for 90 days.

Audio Player	You will require the Windows Media Player, downloadable free from http://www.microsoft.com/windows/windowsmedia/download/default.asp

Playback	An audio playback of the call will be available until midnight February 17, 2005. To listen, dial 1 (888) 203-1112 and refer to access code 6864286.

About DRAXIS Health Inc.

DRAXIS Health Inc. www.draxis.com is a rapidly growing company providing specialty pharmaceutical products globally in three categories. Sterile products include liquid and freeze-dried (lyophilized) injectables, sterile ointments and sterile creams. Specialty non-sterile products are produced as tablets, capsules, ointments, liquids and creams.  Proprietary radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications.  Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced and sold through the DRAXIMAGE division.  DRAXIS Health employs nearly 500 staff in its Montreal facility.

For Further Information Please Contact:

Investor Relations:

Jerry Ormiston ext. 246

Kendall McAlister ext. 248

Phone: (905) 677-5500

Toll-Free 1-(877) 441-1984